SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04005603

RECD S.E.C.
JAN 15 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for January 13, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103634
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JAN 20 2004
THOMSON
FINANCIAL

98911
Sequoia 2004-1
Form SE (Collateral Term Sheet)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on January 15, 2004

SEQUOIA RESIDENTIAL FUNDING, INC.

By: /s/ John H. Isbrandtsen
Name: John H. Isbrandtsen
Title: Vice President

Exhibit Index

. IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COLLATERAL TERM SHEET ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEET

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 2004-1

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

REDWOOD SEQUOIA 2004-1 MARKETING - Aggregate Pool
1/1/04 BALANCES

Total Current Balance:	625,045,006		
Number Of Loans:	1,702		
		Minimum	**Maximum**
Average Current Balance:	$367,241	$47,600	$7,000,000
Average Original Balance:	$367,784	$47,600	$7,000,000
Weighted Average Loan Rate:	3.061 %	2.375 %	4.000 %
Weighted Average Servicing Fee:	0.376 %	0.375 %	0.875 %
Weighted Average Net Loan Rate:	2.685 %	2.000 %	3.625 %
Weighted Average Gross Margin:	1.812 %	1.000 %	2.500 %
Weighted Average Maximum Loan Rate:	12.000 %	11.750 %	12.000 %
Weighted Average Periodic Rate Cap:	0.000 %	0.000 %	0.000 %
Weighted Average First Rate Cap:	0.000 %	0.000 %	0.000 %
Weighted Average Original LTV:	69.97 %	10.64 %	100.00 %
Weighted Average Effective LTV:	68.76 %	10.64 %	95.00 %
Weighted Average Credit Score:	728	584	813
Weighted Average Original Term:	335 months	300 months	360 months
Weighted Average Remaining Term:	334 months	294 months	360 months
Weighted Average Seasoning:	1 months	0 months	17 months
Weighted Average Next Rate Reset:	5 months	1 months	6 months
Weighted Average Rate Adj Freq:	5 months	1 months	6 months
Weighted Average First Rate Adj Freq:	5 months	1 months	6 months
Weighted Average IO Original Term:	85 months	60 months	120 months
Weighted Average IO Remaining Term:	85 months	43 months	120 months
Top State Concentrations ($):	32.21 % California, 9.77 % Florida, 6.54 % Arizona		
Maximum Zip Code ($):	1.34 % 90210		
First Pay Date:		Sep 01, 2002	Feb 04, 2004
Rate Change Date:		Feb 01, 2004	Jul 04, 2004
Mature Date:		Jul 01, 2028	Jan 04, 2034

REDWOOD SEQUOIA 2004-1 MARKETING - Aggregate Pool
1/1/04 BALANCES

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
LIBOR 6 M	1,512	528,922,390.39	84.62
LIBOR 1 M	190	96,122,616.05	15.38
Total	1,702	625,045,006.44	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
LIBOR 6 M	1,512	528,922,390.39	84.62
LIBOR 1 M	190	96,122,616.05	15.38
Total	1,702	625,045,006.44	100.00

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	1,702	625,045,006.44	100.00
Total	1,702	625,045,006.44	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
47,600.00 - 100,000.00	123	9,762,175.38	1.56
100,000.01 - 200,000.00	477	72,769,472.24	11.64
200,000.01 - 300,000.00	339	84,412,929.04	13.51
300,000.01 - 400,000.00	220	76,959,860.89	12.31
400,000.01 - 500,000.00	176	79,540,029.30	12.73
500,000.01 - 600,000.00	116	64,795,905.38	10.37
600,000.01 - 700,000.00	96	61,824,754.56	9.89
700,000.01 - 800,000.00	49	37,158,969.66	5.95
800,000.01 - 900,000.00	11	9,367,950.00	1.50
900,000.01 - 1,000,000.00	42	41,220,990.99	6.59
1,000,000.01 - 1,100,000.00	6	6,383,120.00	1.02
1,100,000.01 - 1,200,000.00	6	7,112,000.00	1.14
1,200,000.01 - 1,300,000.00	9	11,278,000.00	1.80
1,300,000.01 - 1,400,000.00	8	10,835,750.00	1.73
1,400,000.01 - 1,500,000.00	6	8,865,000.00	1.42
1,500,000.01 - 1,600,000.00	3	4,687,500.00	0.75
1,600,000.01 - 1,700,000.00	2	3,367,200.00	0.54
1,800,000.01 - 1,900,000.00	2	3,740,000.00	0.60
1,900,000.01 - 2,000,000.00	7	13,999,999.00	2.24
2,600,000.01 - 2,700,000.00	1	2,700,000.00	0.43
2,700,000.01 - 2,800,000.00	1	2,763,400.00	0.44
4,400,000.01 - 4,500,000.00	1	4,500,000.00	0.72
> 5,000,000.00	1	7,000,000.00	1.12
Total	1,702	625,045,006.44	100.00

LOAN RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.375 - 2.500	13	4,713,000.00	0.75
2.501 - 3.000	807	290,992,318.98	46.56
3.001 - 3.500	861	320,146,287.46	51.22
3.501 - 4.000	21	9,193,400.00	1.47
Total	1,702	625,045,006.44	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1	287,804.00	0.05
1.250	17	5,034,792.00	0.81
1.375	19	8,174,250.00	1.31
1.500	158	62,614,513.79	10.02
1.625	467	166,835,208.77	26.69
1.750	177	56,190,414.23	8.99
1.875	316	103,490,514.32	16.56
2.000	389	158,378,387.35	25.34
2.125	73	31,178,949.93	4.99
2.250	84	31,660,172.05	5.07
2.500	1	1,200,000.00	0.19
Total	1,702	625,045,006.44	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
300	581	263,004,953.87	42.08
360	1,121	362,040,052.57	57.92
Total	1,702	625,045,006.44	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
294 - 294	1	435,000.00	0.07
295 - 300	580	262,569,953.87	42.01
343 - 348	4	1,875,690.00	0.30
349 - 354	4	2,579,500.00	0.41
355 - 360	1,113	357,584,862.57	57.21
Total	1,702	625,045,006.44	100.00

IO REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
43 - 48	4	1,875,690.00	0.30
49 - 54	4	2,579,500.00	0.41
55 - 60	1,113	357,584,862.57	57.21
109 - 114	1	435,000.00	0.07
115 - 120	580	262,569,953.87	42.01
Total	1,702	625,045,006.44	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
02/01/04	195	100,529,856.05	16.08
03/01/04	14	6,333,609.22	1.01
04/01/04	18	5,685,543.01	0.91
05/01/04	42	16,071,837.04	2.57
06/01/04	667	209,425,498.65	33.51
06/03/04	1	400,000.00	0.06
06/04/04	2	578,300.00	0.09
07/01/04	760	284,115,362.47	45.46
07/02/04	2	1,780,000.00	0.28
07/04/04	1	125,000.00	0.02
Total	1,702	625,045,006.44	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.64 - 20.00	8	2,196,000.00	0.35
20.01 - 30.00	34	7,449,199.99	1.19
30.01 - 40.00	45	23,843,959.02	3.81
40.01 - 50.00	100	34,283,944.50	5.49
50.01 - 60.00	143	67,744,931.80	10.84
60.01 - 70.00	324	128,158,879.53	20.50
70.01 - 80.00	941	326,363,979.97	52.21
80.01 - 90.00	39	7,594,299.99	1.22
90.01 - 100.00	68	27,409,811.64	4.39
Total	1,702	625,045,006.44	100.00

EFFECTIVE LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10.64 - 20.00	8	2,196,000.00	0.35
20.01 - 30.00	34	7,449,199.99	1.19
30.01 - 40.00	45	23,843,959.02	3.81
40.01 - 50.00	100	34,283,944.50	5.49
50.01 - 60.00	153	73,466,974.44	11.75
60.01 - 70.00	362	145,478,898.53	23.27
70.01 - 80.00	941	326,363,979.97	52.21
80.01 - 90.00	38	7,431,849.99	1.19
90.01 - 95.00	21	4,530,200.00	0.72
Total	1,702	625,045,006.44	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
584 - 599	4	1,697,679.51	0.27
600 - 619	4	1,842,648.00	0.29
620 - 639	23	10,291,000.00	1.65
640 - 659	65	22,739,556.77	3.64
660 - 679	153	55,644,050.99	8.90
680 - 699	217	80,968,232.42	12.95
700 - 719	247	96,434,845.55	15.43
720 - 739	233	80,965,611.10	12.95
740 - 759	259	93,690,752.84	14.99
760 - 779	258	97,229,073.13	15.56
780 - 799	200	70,367,533.94	11.26
>= 800	39	13,174,022.19	2.11
Total	1,702	625,045,006.44	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	1,702	625,045,006.44	100.00
Total	1,702	625,045,006.44	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	958	293,831,574.70	47.01
Limited Documentation	290	135,926,645.74	21.75
Alternative Documentation	225	103,336,049.17	16.53
Lite Documentation	205	84,930,041.15	13.59
No Ratio	20	5,278,695.68	0.84
Asset, No Income	4	1,742,000.00	0.28
Total	1,702	625,045,006.44	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,475	545,317,230.24	87.24
Second Home	158	67,473,105.20	10.79
Investor	69	12,254,671.00	1.96
Total	1,702	625,045,006.44	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,006	375,150,989.49	60.02
Planned Unit Development	496	187,741,964.28	30.04
Condominium	174	53,001,590.38	8.48
Two-Four Family	21	7,448,462.29	1.19
Cooperative	5	1,702,000.00	0.27
Total	1,702	625,045,006.44	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	576	244,498,215.50	39.12
Refinance (Rate or Term)	738	234,364,773.30	37.50
Refinance (Cash-Out)	388	146,182,017.64	23.39
Total	1,702	625,045,006.44	100.00

RBS Greenwich Capital

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
California	392	201,306,509.19	32.21
Florida	173	61,078,409.33	9.77
Arizona	134	40,853,252.01	6.54
Colorado	87	26,476,717.01	4.24
Georgia	89	25,797,449.76	4.13
Texas	79	22,773,197.36	3.64
Illinois	46	21,376,629.52	3.42
Massachusetts	30	19,933,449.00	3.19
New Jersey	39	19,442,686.49	3.11
New York	37	18,910,495.11	3.03
Ohio	104	15,635,256.43	2.50
Washington	59	15,378,199.99	2.46
North Carolina	54	15,042,470.00	2.41
Michigan	44	13,336,072.99	2.13
Virginia	44	13,321,081.74	2.13
Nevada	32	13,292,349.19	2.13
Maryland	33	12,676,368.00	2.03
South Carolina	27	8,216,878.00	1.31
Pennsylvania	27	7,674,892.93	1.23
Hawaii	8	6,166,900.00	0.99
Connecticut	15	5,577,045.83	0.89
Utah	21	4,928,300.00	0.79
Minnesota	20	4,199,133.09	0.67
Tennessee	14	3,644,788.38	0.58
Oregon	13	3,277,655.00	0.52
Idaho	6	3,071,550.00	0.49
Kansas	8	2,617,519.00	0.42
Missouri	13	2,532,400.00	0.41
District of Columbia	3	2,522,000.00	0.40
Rhode Island	2	2,200,000.00	0.35
Alabama	5	1,537,720.00	0.25
Indiana	5	1,395,900.00	0.22
Kentucky	4	1,129,200.00	0.18
New Hampshire	7	866,132.29	0.14
Oklahoma	5	861,952.16	0.14
Delaware	3	823,500.00	0.13
Nebraska	3	805,616.64	0.13
Montana	3	776,400.00	0.12
Wisconsin	2	710,000.00	0.11
Louisiana	4	604,780.00	0.10
Maine	1	600,000.00	0.10
Mississippi	2	441,950.00	0.07
South Dakota	2	341,000.00	0.05
Iowa	1	340,000.00	0.05
Arkansas	1	336,000.00	0.05
New Mexico	1	215,200.00	0.03
Total	1,702	625,045,006.44	100.00